UNIFIED SERIES TRUST

                          431 North Pennsylvania Street
                           Indianapolis, Indiana 46204

April 25, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
450 5th Street, NW, 5-6
Washington, DC  20549

Re:  Unified Series Trust -Registration Statement on Form N-14 (SEC File
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      333-124010)
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Ladies and Gentlemen:

         Pursuant to Rule 477 (a) and (c) and Rule 478 of the Securities Act of 1933, as amended, Unified Series Trust (the "Trust") hereby requests the withdrawal of registration statement on Form N-14 (and all exhibit thereto) filed with the Securities Exchange Commission on April 12, 2005 and (SEC File No. 333-124010) (the "2nd N-14"). The 2nd N-14 was mistakenly filed as an initial filing instead of an amendment to an existing filing. The 2nd N-14 has not yet been declared effective and no securities have been sold pursuant to such 2nd N-14.

         The Trust further requests that:

         1. the Commission finds that the withdrawal of the 2nd N-14 hereby requested is consistent with the public interest and the protection of investors; and

         2. an order with the date of granting these withdrawals be included in the files of the Commission for the 2nd N-14 stating "Withdrawn upon request of the registrant, the Commission consenting thereto."

         If you have any questions regarding this application for withdrawal, please call Dee Anne Sjogren, counsel for the Trust, at (314) 552-6295.

                                            Very truly yours,

                                            UNIFIED SERIES TRUST


                                            By: /s/ Freddie Jacobs, Jr.
                                               --------------------------------
                                               Freddie Jacobs, Jr., Secretary